UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2026

Commission File Number: 001-42394

Sunrise Communications AG

(Exact name of registrant as specified in its charter)

Thurgauerstrasse 101b

8152 Glattpark (Opfikon), Switzerland

Tel: +41 58 777 76 66

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

On August 25, 2026, Sunrise Communications AG (the “Company”) made available the bond report for the three months ended June 30, 2026 (the “Q2 2026 Bond Report”) for the Company’s wholly owned subsidiary Sunrise HoldCo IV. The Q2 2026 Bond Report can be found in the investor relations section of the Company’s website, www.sunrise.ch/en/corporate/investor-relations.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SUNRISE COMMUNICATIONS AG

By:	/s/ Marcel Huber
	Name:	Marcel Huber
	Title:	General Counsel and Corporate Affairs Officer of Sunrise Communications AG

Date: August 25, 2026